Exhibit 99.1

The9 Limited Announces Result of Annual General Meeting

Shanghai China, December 19, 2022 — The9 Limited (the “Company”) (Nasdaq: NCTY), an established Internet company, today announced that the following proposed resolution submitted for shareholder approval has been duly adopted at its annual general meeting of shareholders held in Shanghai today:

1.	as an ordinary resolution, that Mr. Jun Zhu be re-elected and appointed as a Class III Director of the Company, effective from the closing of the Annual General Meeting held today, to serve for a three (3) year term ending at the 2025 Annual General Meeting or until his successor is duly elected and qualified.

About The9 Limited

The9 Limited (“The9”) is an Internet company based in China listed on Nasdaq in 2004. The9 has aimed to become a diversified high-tech Internet company.